Dennise Valencia
Sustainability | Leadership | MBA | Family Constellator | Co-founder & CEO at To'ak Chocolate

Experience

To'ak Chocolate
10 yrs 8 mos

Co-founder & CEO at To'ak Chocolate
Full-time
Jul 2024 - Present · 2 mos
Ecuador · Hybrid

Founder, General Manager
Jan 2014 - Jul 2024 · 10 yrs 7 mos
Quito, Ecuador

General Manager
Xoca World
Feb 2017 - Jul 2024 · 7 yrs 6 mos
Ecuador